Exhibit 99.3

BIOTIE THERAPIES CORP. STOCK EXCHANGE RELEASE June 16, 2015 at 5.05 p.m.

Not for release, publication or distribution, directly or indirectly, in whole or in part, in or into the United States, Australia, Canada, Japan or South Africa.

Biotie Publishes Listing Prospectus in Finland

Biotie Therapies Corp. (“Biotie” or the “Company”), a specialized drug development company focused on products for neurodegenerative and psychiatric disorders, announces that the Finnish Financial Supervisory Authority has today approved a listing prospectus, consisting of a registration document and a summary and securities note, prepared by the Company for the listing on NASDAQ OMX Helsinki Ltd of new shares issued by the Company in the U.S. public offering and due the automatic conversion of the convertible notes.

The listing prospectus will be available at the website of Biotie at www.biotie.com/investors/prospectus.aspx as of June 16, 2015.

Turku, June 16, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

Contact:

Virve Nurmi, Investor Relations Manager, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:
NASDAQ OMX Helsinki Ltd
Main Media

About Biotie

Biotie is a specialized drug development company focused on products for neurodegenerative and psychiatric disorders. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson's disease, which is transitioning into Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

Disclaimer

The information herein may not be distributed or sent into the United States, Australia, Canada, Japan or South Africa. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any such jurisdiction.

In particular, the information contained herein is not for publication or distribution, directly or indirectly, in or into the United States, Canada, Australia, Hong Kong, South Africa or Japan, unless the Company in its sole discretion determines otherwise. These written materials do not constitute an offer of securities for sale in the United States, nor may the securities be offered or sold in the United States absent registration or an exemption from registration as provided in the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder.

The issue, exercise and/or sale of securities in the offerings are subject to specific legal or regulatory restrictions in certain jurisdictions. The Company assumes no responsibility in the event there is a violation by any person of such restrictions. Investors must neither accept any offer for, nor acquire, any securities to which this document refers, unless they do so on the basis of the information contained in the applicable prospectus published or offering circular distributed by the Company.

The Company has not authorized any offer to the public of securities in any Member State of the European Economic Area, including Finland. With respect to each Member State of the European Economic Area, including Finland, which has implemented the Prospectus Directive (each, a “Relevant Member State”), no action has been undertaken or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Relevant Member State. As a result, the securities may only be offered in Relevant Member States (a) to any legal entity which is a qualified investor as defined in the Prospectus Directive; or (b) in any other circumstances falling within Article 3(2) of the Prospectus Directive. For the purposes of this paragraph, the expression an "offer of securities to the public" means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to exercise, purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

This communication is directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any investment activity to which this communication relates will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Forward-Looking Statements

This release may contain forward-looking statements regarding the proposed timing and size of the public offering, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “may,” “will,” “could,” “stands to,” “continues,” “we believe,” “we intend,” as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Biotie, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities, regulatory approval requirements and estimating the commercial potential of our product candidates. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Biotie expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.